

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 15, 2007

<u>VIA U.S. MAIL AND FACSIMILE (518.533.2201)</u>

Ms. Cynthia A. Scheuer
Chief Financial Officer
Mechanical Technology Incorporated
431 New Karner Road
Albany, New York 12205

> **Re: Mechanical Technology Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 000-06890**

Dear Ms. Scheuer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant